June 27, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. O’Leary / Ms. Sawicki

Re:	iSpecimen Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed June 11, 2025 File No. 333-286958

Dear Mr. O’Leary and Ms. Sawicki:

On behalf of iSpecimen Inc. (the “Company”), we have set forth below a response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated June 24, 2025 with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 as noted above. For your convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.

Amendment No. 2 to Registration Statement on Form S-1 filed June 11, 2025

Prospectus Summary, page 11

1. We note your revisions in response to prior comment 1. We reissue in part. Please revise to provide the material terms of the agreement for IR Agency LLC, filed as Exhibit 10.45, including termination provisions. We note item 4(a) of the consulting agreement with IR Agency that states “[i]f the Agreement is terminated by Client during the Term for any reason, Client will not be entitled to return of any of the compensation.”

Response: The Company has revised the disclosure on page 11 to include the material terms of the agreement with IR Agency LLC, including that the compensation fee is fully earned upon receipt and non-refundable if the Company terminates the agreement during the three-month term.

We trust that the above is responsive to your comment. Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact Ross D. Carmel, Esq. at 646-838-1310.

Sincerely,

/s/ Ross D. Carmel, Esq.
Ross D. Carmel, Esq.
Sichenzia Ross Ference Carmel LLP

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